                                                  Filed by Komag, Incorporated
                                                  Pursuant to Rule 425 under the
                                                  Securities Act of 1933, and
                                                  deemed filed Pursuant to Rule
                                                  14a-12 under the Securities
                                                  and Exchange Act of 1934.
                                                  Subject Company:
                                                  HMT Technology Corp.
                                                  Commission File No. 000-27586


                                  [KOMAG LOGO]


Chase H&Q Technology Conference       May 2000

FORWARD-LOOKING STATEMENTS

        This presentation includes forward-looking statements that involve risks and uncertainties. While these statements represent our current judgment regarding the future direction of our business, the associated risks and uncertainties can cause actual results to differ materially from our forecasts. Important factors relating to our business are described in our SEC filed documents.

KOMAG'S LEADERSHIP POSITION

    World's Largest Independent Disk Producer

      - Over 450 Million Disks Produced

    Leading Technology / Superior Disk Product

      - 79% of 1Q 2000 Shipments at 10 GB or greater

      - Recently Demonstrated 70 GB Media

      - Low-Cost Glass Substrates in Development

    Strategically Well Positioned For The Long Term

      - 100% of Production in Low-Cost Area (Malaysia)

      - Access to Global Customer Base

      - State-of-the-Art Equipment Set

      - Signed Definitive Agreement to Merge with HMT

PRESENTATION OUTLINE

        1. Q1 2000 Results

        2. Industry / Market Overview

               Why New Business Model Required

        3. Komag's New Business Model

               The New Komag

        4. Komag -HMT Merger

FINANCIAL RESULTS SUMMARY
  (In Millions)

                                     Q1 99        Q2 99        Q3 99        Q4 99        Q1 00
                                     -----        -----        -----        -----        -----
Net Sales                            $  90        $  93        $  80        $  65        $  80
Gross Margin ($)                     $   1        ($  5)       ($ 18)       ($  1)       $  13
Gross Margin (%)                         1%          (5%)        (23%)         (2%)         16%
EBITDA w/o Restructuring             $   7        $   2        ($  9)       $   6        $  21
Net Loss                             ($ 22)       ($ 38)       ($229)       $   6        ($  5)
Net Loss w/o Restructuring           ($ 22)       ($ 33)       ($ 46)       $   6        ($  5)

Capital Expenditures                 $   9        $   9        $  11        $   3        $   2
Net Cash Flow                        ($  2)       ($ 31)       ($ 11)       ($ 14)       $   2
Net Cash Flow w/o Restructuring      ($  2)       ($ 27)       ($  4)       ($  2)       $   9
Cash Balance                         $ 126        $  94        $  84        $  70        $  72

Units Sold                            10.1         11.1          9.7          8.9         10.8

Overall ASP                          $8.90        $8.43        $8.25        $7.69        $7.40
EPS                                  ($0.40)      ($0.60)      ($3.50)      $0.09        ($0.08)
EPS w/o Restructuring                ($0.40)      ($0.53)      ($0.70)      $0.09        ($0.08)

MEDIA SUPPLIERS

  Q1 2000 Unit Shipments


                                    [GRAPH]



[Bar graph presentation of total media shipments in the disk drive industry, including presentation of Komag and AKCL shipments compared with those of industry competitors.]

SUPPLY-DEMAND IMBALANCE IN MERCHANT MARKET

   Reasons For Imbalance:

     - Advancement in Areal Densities

     - Capacity Additions (1995-1996)

     - Market Share Gains by Captive Suppliers

AREAL DENSITY AND CAPACITY INCREASES

- Unprecedented areal density advancements led to flat unit growth
                                                               Future
    CAGR                 1990-1996      1997     1998-1999   (Long-Term)

Bits Stored                  100%+       100%     90-100%      [IMAGE]
Areal Density              30-40%      60-70%     90-100%      [IMAGE]
Media Unit Shipments       40-50%      20-25%          0%      [IMAGE]

         Source: IDC, TrendFocus and Company

KOMAG'S RAPIDLY CHANGING PRODUCT LIFE CYCLES

     - There have been tremendous advancements in areal density due to the exploitation of MR and GMR technology


            [Bar graph depiction of the short product life cycle of
                       successive generations of disks.]

AREAL DENSITY AND CAPACITY INCREASES

- Historical growth and media shortages forced capacity additions by captive manufacturers

    - Capacity additions came online during the 1997-1998 time period

    - Vertically integrated drive makers (SEG, IBM, Fujitsu) increased % of disks made internally

    - Price competition increased as independent media suppliers attempted to avoid losing market share in the shrinking merchant market

                                    [GRAPH]


[Bar graph presentation of the relative size of independent and captive media sales.]

Q1 2000 MEDIA CONSUMPTION

   Unit Shipments


                                    [GRAPH]


[Bar graph presentation of media consumption by customer, showing consumption of Komag and AKCL media by customer.]

DEMAND WILL INCREASE IN THE FUTURE

   Desktop Disk Drives


                                    [GRAPH]

[Line graph depicting Komag's estimate of the future market for disks in desktop disk drives.]

WHY A NEW BUSINESS MODEL IS REQUIRED

  - Storage Industry is in a Period of Change

      - End user market places a higher emphasis on price reduction as opposed to more absolute storage

      - All drive manufacturers execute on product deliveries at the same time in contrast to historical performance

      - Lower drive prices (cost per GB) promote new applications in the consumer market

KOMAG'S NEW BUSINESS MODEL

   "Under my leadership we will manage company resources tightly, actively pursue new customer partnerships and evaluate opportunities to effect changes in the structure of the media industry"

                                       --T.H. Tan, August 5, 1999

KOMAG'S NEW BUSINESS MODEL

- Eliminated finished disk production in U.S.

      - Transitioned entire production to Malaysia

      - Lowest manufacturing cost structure in the industry

- Focus process design on performance and cost

- Leverage technology and low cost capacity to change customer relationships

- Forged agreement to merge with HMT

- Increased scale will enable greater investment in:

      - R&D

      - Growth

STEPS TAKEN TOWARDS NEW BUSINESS MODEL

Actions result in savings of $34 million per quarter

   - Annualized, $136 million in savings

   - Of this, over $120 million is cash savings

Specific Actions

   - Closed San Jose factories

        - $9 million per quarter in cash savings

        - $3 million per quarter in lower depreciation charges

   - Reduced the workforce by 1,400 U.S. employees

        - $17 million per quarter in cash savings

   - Operating expenses reduced from Q2 1999 levels

        - R&D spending reduced by $3 million per quarter

        - S,G&A spending reduced by $2 million per quarter

BENEFITS OF MANUFACTURING IN MALAYSIA

- Seven years of operating experience in Malaysia

    - December 1999 production 100% from 55% in July 1999

    - Yields equivalent to former U.S. factories

- Allows "full" utilization of Malaysian installed capacity

    - Current:    12-13 million disks/quarter

    - Short-term: 14 million disks/quarter

    - Long-term:  Excess equipment available to extend capacity without significant new cash outlays

    - Facilities: 20 million disks/quarter.

- Cost structure advantages

     - Labor costs 80% lower than U.S. and Japanese costs

     - "Fixed" costs 20% to 30% lower

- Proximity to customers

TECHNOLOGY STRATEGY

-   Leverage technology to change customer relationships

    - Low-cost glass (LCG) substrates

           - Shipped samples during 1Q 2000

           - 50% of standard glass substrate cost

           - Use LCG to increase media sales to vertically integrated customers

    - Opportunities at Seagate, IBM, Maxtor, Fujitsu and Hitachi

    - Joint Development -Joint Venture

BENEFIT OF NEW BUSINESS MODEL

-   Returned company to positive net cash flow in 1Q 00

-   EBITDA = $21 million in 1Q 2000

-   Improves likelihood of interim bank restructuring deal which would

       o Cure covenant default

       o Extend debt maturities

       o Opens financing opportunities for permanent restructuring of bank debt

-   Positioned Company to take advantage of strategic transactions

KOMAG -HMT MERGER

  - Komag & HMT signed definitive agreement to merge

  - HMT shareholders will receive 0.9094 shares of Komag stock for each share of HMT stock

  - Tax-free transaction to be accounted for under purchase accounting

  - Merger subject to approval from governmental regulators, shareholders and Komag lenders

  - Merger expected to close during third quarter of 2000

KOMAG -HMT MERGER

   This Strategic Transaction:

  - Strengthens Research & Development Leadership
         R&D is the "Admission Ticket"

  - Leverages Low Cost Manufacturing Model
         Low Cost Ensures Sustainability

  - Increases Scale

  - Expands Customer Base

  - Alleviates Capacity Constraints

  - Strengthens Management

WHAT OUR LARGEST CUSTOMER THINKS

    "Komag and HMT have announced their intention to merge, creating the world's largest supplier of thin-film disks for hard drives. For Western Digital, this is an important and positive development.

    The combination of these two companies will create widespread efficiencies that will ensure us the lowest possible cost for the media that we buy. . . .

    The Komag/HMT merger will bring together two outstanding technology groups into an industry-leading creative force. . . .

    Over the last year Komag has demonstrated itself to be a very strategic partner, providing a strong foundation as we move forward working with the new combined entity."

         --Matt Massingill, Western Digital CEO, in a letter to WD employees on April 26, 2000

MEDIA SUPPLIERS (PRO FORMA)

Q1 2000 Media Shipments


[Bar graph presentation of total media shipments in the disk drive industry, including a pro forma presentation of Komag, AKCL and HMT shipments compared with those of industry competitors.]

MEDIA CONSUMPTION (PRO FORMA)

Q1 2000 Media Shipments


[Bar graph presentation of media consumption by customer, showing pro forma consumption of Komag, AKCL and HMT media by customer.]

SUMMARY

-  Market Conditions have Changed Dramatically and Permanently

- Price Erosion will Place Further Stress on Media Suppliers with High-Cost Structures

-  R&D Capabilities will be Leveraged for Unique Solutions and
   Product Differentiation

- Komag has Instituted Aggressive Restructuring Actions to Size and Focus its Resources

-  Komag is the Best Positioned company in the Industry